SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2005

                                   Serono S.A.
                         ------------------------------
                               (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                              ---------------------
                    (Address of Principal Executive Offices)

                                     1-15096
                         ------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X    Form 40-F
               -----            -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101 (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No   X
         -----     -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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                                                               [GRAPHIC OMITTED]
                                                                          SERONO


MEDIA RELEASE


FOR IMMEDIATE RELEASE
---------------------


            SERONO ANNOUNCES MAJOR MILESTONE IN IDENTIFYING THE GENES
                         INVOLVED IN MULTIPLE SCLEROSIS

  IDENTIFICATION OF 80 GENES INVOLVED IN THE INFLAMMATORY AND NEURO-DEGENERATIVE
                PATHWAYS OF MS PROVIDE POTENTIAL NEW DRUG TARGETS


GENEVA, SWITZERLAND AND EVRY, FRANCE - MARCH 17, 2005 -
Serono (virt-x: SEO and NYSE: SRA), the world's third largest biotechnology company, announced today that researchers at the Serono Genetics Institute (SGI) have achieved a major milestone in identifying and creating a register of genes involved in multiple sclerosis (MS). For the first time in this disease area, researchers at the SGI have identified 80 genes involved in the inflammatory and neuro-degenerative pathways of MS, based on a 40% genome scan comparing the genetic profile of a total of 1,800 people with MS and healthy individuals in different populations.

"We are excited about this significant step forward in building a complete inventory of genes involved in MS, " said Professor Daniel Cohen, Vice-President and Worldwide Head of Genetics at Serono. "The completion of the MS Whole Genome Scan in 2006 will lead to a comprehensive catalogue of potential MS drug targets providing a basis for the future development of innovative MS therapies."

"We are dedicated to the task of understanding diseases and developing the treatments of the future", said Ernesto Bertarelli, CEO of Serono. "Through our current marketed products, such as Rebif(R), our research and development projects and the major findings announced today, Serono is underscoring its commitment to improving the lives of people with MS and will pave the way for innovative treatments."

The understanding of the disease genetics in MS will enhance Serono's drug discovery in identifying proteins that can be used either as targets for drug development or directly as therapeutics. In addition, the knowledge of genetics in MS provides a basis for better designing safer and more effective drugs and enabling physicians to address unmet needs and potentially better match treatments to the individual patient.


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This  large-scale  association  study  was  performed  in  a French, Swedish and
American population, including a total of 900 people with MS and an equivalent number of healthy individuals. Researchers at SGI used the Affymetrix GeneChip technology to scan over 100,000 SNPs (single nucleotide polymorphisms) to identify the genes involved in MS, comparing the genetic profile of cases and controls. The next step is to continue this endeavour, applying next generation GeneChip technology to scan over 500,000 SNPs and thus complete the MS Whole Genome Scan during 2006.

Serono's mission is to discover and develop innovative products to fight debilitating diseases, such as MS, and improve the quality of life of patients. Based on the human genome sequence, this fundamental advance in understanding the genetic roots of MS is a major landmark in the development of more targeted therapies of the future.

                                    - ends -


ABOUT  MULTIPLE  SCLEROSIS
Multiple sclerosis is a chronic, inflammatory condition of the nervous system and is the most common, non-traumatic, neurological disease in young adults. Multiple sclerosis may affect approximately two million people worldwide. While symptoms can vary, the most common symptoms of multiple sclerosis include blurred vision, numbness or tingling in the limbs and problems with strength and coordination. The relapsing forms of multiple sclerosis are the most common.

ABOUT  THE  SERONO  GENETICS  INSTITUTE
Founded in 1989, the company joined the Serono Group in 2002 and counts 130 people (90% of them working in Research). The expertise acquired all along these years makes the Serono Genetics Institute a Center of Excellence in Human Genetics. Fully integrated with the global state-of-the-art research facilities of Serono, the Serono Genetics Institute is contributing to create a unique biotech approach that brings human genetics into all stages of the discovery and development process, to increase the quality of Serono's therapeutic molecules.

                                       ###
Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2005. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.
                                       ###


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ABOUT SERONO
Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif(R), Gonal-f(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R), Zorbtive(TM) and Raptiva(R). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology. Currently, there are approximately 30 ongoing development projects.

In 2004, Serono achieved worldwide revenues of US$2,458.1 million, and a net income of US$494.2 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).



FOR MORE INFORMATION, PLEASE CONTACT:


CORPORATE MEDIA RELATIONS:  CORPORATE INVESTOR RELATIONS:
Tel:  +41 22 739 36 00      Tel:  +41 22 739 36 01
Fax:  +41 22 739 30 85      Fax:  +41 22 739 30 22
http://www.serono.com       Reuters: SEO.VX / SRA.N
---------------------       Bloomberg: SEO VX / SRA US

MEDIA RELATIONS, USA:       INVESTOR RELATIONS, USA:
Tel:  +1 781 681 2340       Tel:  +1 781 681 2552
Fax:  +1 781 681 2935       Fax:  +1 781 681 2912
http://www.seronousa.com
------------------------



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          SERONO S.A.
                                          a Swiss corporation
                                          (Registrant)



March 17, 2005                            By:    /s/ Stuart Grant
                                                 -----------------------------
                                          Name:  Stuart Grant
                                          Title: Chief Financial Officer


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